Exhibit 99.3

Q&A

Transaction

Q: How long will the transaction take to close?

A: The offer documents are expected to be distributed in approximately 4-6 weeks’ time. The initial offer period is 20 banking days, but will be extended if specified conditions to completion of the tender offer are not satisfied at the initial expiration date.

Q: During the offer period: what do we do; is it business as usual; do decisions need to be run by anyone at Acorda before the transaction closes?

A: Until the transaction completes, it is the still the responsibility of the current Board and management to run the business as is currently planned. Under the combination agreement we must run the business “in the normal course, based on past practices and policies”, although there are certain things we cannot do without Acorda’s written consent, such as changing terms and conditions on key contracts. It is important for various legal reasons that we run the business within the bounds of the combination agreement. If you have any questions or concerns you should ask David or Timo.

Q: Why was the company sold?

A: The Board received an offer and upon consideration of whether the offer is in the best interest of the shareholders, they have unanimously recommended it to the shareholders for approval.

Q: Does this need shareholder approval? When will that happen? Could this be voted down and fall through?

A: The acquisition is structured as a tender offer and so all shareholders will be given the opportunity to accept the offer (there is no vote as such). The initial offer period is for 20 banking days after the documentation is sent out (which is expected to take approximately 4-6 weeks to prepare), but can be extended if conditions to the completion of the tender offer are not satisfied at the initial expiration date. The transaction requires that 90% of holders of the issued and outstanding shares and voting rights, fully diluted for the outstanding options, units and warrants accept the offer; and if less than 90% of shareholders tender their shares, the tender offer is not expected to close. However, Acorda may waive any conditions to completion.

Q: Why weren’t we told about the deal before now?

A: We do not inform employees about such confidential matters before they are final and public.

Q: How are sites, vendors, etc. be notified about the deal? What do I say to anyone who calls with concerns as a result of the deal?

A: Unless it is required under the contract, you should not be pro-active and reach out to anyone regarding the offer. However, if you receive any in-bound questions, then you should forward them to David or Timo, and we will respond with a pre-agreed statement. As you should be aware from the pre-distributed communications policy for this transaction, this is an area covered by SEC regulations and you should not speak to anyone outside the company about the transaction before it closes.

Q: What will our company name be?

A: This will be a decision for Acorda, but nothing will changed until after completion.

Q: Who should we contact if we have questions?

A: David or Timo.

Q: Why did the Company enter into this transaction when management has been telling us that we were committed to advancing the company on our own?

A: The Board and management did not instigate this process. However, when an offer is received it is the Board’s fiduciary duty to its shareholders to consider whether the offer is in the best interest of all shareholders, and the Board has decided that this transaction is in the shareholders’ best interest. The Board and management still believe that the “go it alone” strategy is viable and would be the base business case. However, by weighing the risks and advantages and in particular the pricing over the market price of the shares, the Board considered this transaction to be beneficial to the shareholders.

Q: How did you settle on the price? Why didn’t you hold out for more?

A: The Board considered a variety of factors in determining that the price offered was in the best interest of the shareholders, including a financial model, precedent transactions, the current share price and future risks and uncertainties facing the company, including with respect to the outcome of its ongoing clinical trials, need for regulatory approval in order to generate revenue from sales of its products in development and need for additional, potentially dilutive, future financing in order to fund additional clinical trials required for regulatory approvals and/or for commercialization of any approved product.

Q: All the analysts believe our stock is worth more than what we were sold for, so why did we sell out at that price?

A: Although the majority of the analyst valuations are higher than the offer price, they all assume that tozadenant is approved and they generally assume that we commercialise it (at least in the US). There are risks and uncertainties in those valuations. The Board considered a variety of factors in determining that the price offered was in the best interests of the shareholders, including a financial model, precedent transactions, the current share price and future risks and uncertainties facing the company, including with respect to the outcome of its ongoing clinical trials, need for regulatory approval in order to generate revenue from sales of its products in development and need for additional, potentially dilutive, future financing in order to fund additional clinical trials required for regulatory approvals and/or for commercialization of any approved product.

Q: Why did we have to sell the company instead of just licensing our product like we did with UCB?

A: The Board concluded after the UCB decision to return the tozadenant rights that the best strategy for shareholders was to develop tozadenant ourselves and not enter into a licensing deal like that with UCB. The Board believe that a new licensing deal could have given away significant value in the asset and, in any event, may have passed all development activities to the licensor (the UCB deal structure was somewhat unusual). The Board has deemed the consideration offered in the tender offer to be in the best interest of shareholders.

Q: What will be the mechanism of the transaction (for example, will Biotie be merged with Acorda and will it be a subsidiary)?

A: Immediately post-completion, Acorda will be the holder of at least 90% of Biotie’s outstanding shares. After completion of the tender offer, Acorda is expected to utilize a process under Finnish law to cash out any remaining shareholders and holders of other equity instruments in order to obtain 100% ownership of Biotie, at which point Biotie would be a wholly-owned subsidiary of Acorda. Any additional legal restructuring would be a decision for Acorda to implement post-completion.

Q: What is the delisting process (from Nasdaq Helsinki and NY) and the timeline?

A: Acorda intends to de-list the Company’s shares from the Nasdaq Helsinki and the ADSs from the Nasdaq US following the completion of the tender offer, in accordance with the timelines required by applicable law.

Q: What are the listed company´s obligations and requirements during the process?

A: During the process nothing changes in respect of obligations and requirements as a listed company in Helsinki and New York. Indeed, we need to be very careful about communicating anything about the transaction because the SEC rules are strict. All communications relating to the transaction are subject to the separate new policy that has already been communicated.

Acorda Company

Q: What do they do?

A: Like Biotie, Acorda is focused on developing therapies that improve the lives of people with neurological disorders.

Acorda has five neurology therapies in their pipeline addressing a range of disorders, including multiple sclerosis, Parkinson’s disease, post-stroke walking deficits, epilepsy and migraine. Acorda markets three FDA-approved therapies, including AMPYRA, which can improve walking in people with MS. In 2015, AMPYRA net sales (unaudited) were approximately $436 million.

Q: Why are they acquiring us?

A: Acorda and Biotie share a mission to advance therapies for people with neurological disorders. Combining Acorda’s resources and commercialization expertise with Biotie’s development programs will help move tozadenant, SYN-120 and BTT-1023 forward on behalf of the people who need new therapies.

Q: How many employees do they have?

A: Acorda has more than 500 associates, including staff at their Ardsley (outside of New York City) and Chelsea (outside of Boston) facilities, as well as field-based medical and sales teams.

Q: Where are they located?

A: Acorda has offices in Ardsley, New York (close to New York City) and Chelsea, Massachusetts (close to Boston). They also have field-based medical and sales associates based throughout the United States.

Q: Are they a global company?

A: Acorda is conducting clinical trials in countries around the world. The company currently does not have operations outside the U.S., but is planning to expand. Acorda partnered with Biogen Idec to commercialize Acorda’s main product, AMPYRA, in countries outside the U.S. Biogen markets the medication under the brand name FAMPYRA outside the US, and Acorda receives a royalty from Biogen on ex-US sales.

Q: Will the new company come and visit us soon; when can we meet them?

A: Acorda executives will be visiting the San Francisco and Turku sites shortly, and will meet with Biotie management and associates to the extent that is permitted before the close.

Q: What will change and what will stay the same?

A: The transaction is scheduled to close in the third quarter of this year. Acorda and Biotie will work together on the plan to integrate the two companies to the extent that is permitted before the close, and you’ll get more information as we get closer to the close. Acorda plans to keep the San Francisco facility open, and a big consideration in moving forward with this transaction was the people at Biotie who have a deep knowledge of the clinical programs. In particular, Acorda is interested in moving tozadenant forward as quickly as possible, and the current team is critical to that goal.

Q: Will the new company train us on how they want things done?

A: The deal closes in a few months. As we get closer to that date, Acorda HR and your new colleagues will begin to connect with you.

Q: What support will we receive from the new company; from the acquiring staff?

A: Acorda HR will be in reaching out to all Biotie associates to discuss their roles after the transaction has closed. In late 2014, Acorda acquired a privately-held company called Civitas, which had about 55 associates. Similar to that acquisition where Acorda retained the vast majority of Civitas employees and their facility in Chelsea, Acorda is planning to keep the San Francisco site open and values the expertise that the Biotie team has in the clinical programs. In the near term, the Turku office will also remain open.

Q: How does the way they do business differ from the way we do business?

A: Acorda was a small start-up, just like Biotie, not too long ago. There are a lot of shared cultural values, and the Acorda team is very excited about working with Biotie to help people with Parkinson’s and other neurology therapies.

Q: What are the acquirer’s goals, values, expectations?

COVERED ABOVE.

Biotie

Q: What will happen to our senior management team?

A: For the next several months its “business as usual”. After final closing (anticipated in H2-2016) Acorda intends to keep the South San Francisco facility fully-operational and fully-resourced. Acorda also wants to maximize the value of the products led by the Biotie Turku Team, and is considering the optimal long-term operating plan For Turku operations.

Q: What will happen to Turku?

A: Acorda is considering the long-term future of Turku

Q: Will any of the offices close?

A: Acorda has said that it wants to keep the South San Francisco office fully operational and that it is considering the long-term future of the Turku office.

Q: What will happen to BTT-1023, since they are a CNS focused company?

A: This will be a business decision for Acorda post-completion.

Q: Will we resurrect SYN120 AD?

A: This will be a business decision for Acorda post-completion.

Q: Can we now do all the things that we couldn’t because we did not have the money before?

A: This will be a business decision for Acorda post-completion.

Q: Does this change the approved budget I received for 2016?

A: There is no change before completion of the transaction. After completion, this will be a business decision for Acorda.

Q: What will happen to my department or project?

A: This will be a business decision for Acorda post-completion, but they have said that they intend to keep the South San Francisco office as a fully functioning site and that they are considering the long-term future of the Turku office.

Q: Will our culture change?

A: While the South San Francisco office is expected to be a fully operational site, inevitably in any combination there may be some change in culture.

Q: What measures are or will be taken to ensure the tozadenant phase 3 clinical trial is not affected in terms of timelines and our commitment?

A: We will need to continue the development of tozadenant (and all of our product candidates) on a business as usual basis. The main reason for Acorda wanting to make the offer is the value that it sees in tozadenant and no actions that would impair timelines should be taken.

Q: Will the company goals and objectives approved by the Board in December change? What will be the impact on individual goals and objectives?

A: The company goals and objectives approved by the Board in December will remain in place until completion; after that it will be a business decision for Acorda. We will be starting the individual objective setting process within the next 10 days and would expect all employees to set personal objectives within the set timeline.

Q: Will there be any appetite to explore immunomodulation potential of tozadenant?

A: This will be a business decision for Acorda post-completion.

Q: Is there a plan to include other individuals in the current project teams, e.g., tozadenant, SYN120, or BTT1023?

A: This will be a business decision for Acorda post-completion.

Q: Will our contracts with various vendors such as CMO, CRA, and consultants be affected?

A: We do not expect that any such contracts should be affected by the completion of the tender offer itself. Any change after the completion of the tender offer would be a business decision for Acorda.

Q: If Acorda won’t continue with BTT1023, what will happen to the ongoing phase II study?

A: This will be a business decision for Acorda post-completion.

Q: How long do we still need to do listed company reporting as Biotie?

A: For as long as we are a listed company (ie until the delisting process is complete).

Individual – Job/Stock/Pay/Severance/Benefits, etc.

Q: What will happen to my job? Who will I report to? Will I still have a job? Will I still have the same teammates? Will my title or job responsibilities change?

A: Acorda has stated that it wishes to keep the South San Francisco office fully operational and is considering the long-term future of the Turku office. Your current employment terms and conditions survive the transaction and so you will have a job immediately post completion. After that, it will be a business decision for Acorda.

Q: What are my options if I decide not to work for the new company?

A: Then you can decide to resign and leave Acorda.

Q: Will there be a severance package if I lose my job or decide not to take their offer?

A: Acorda has a severance policy that will apply to U.S. employees. Severance benefits for non-U.S. employees will be determined in accordance with applicable local laws. The terms of any severance entitlements will vary based on the specific circumstances surrounding your departure from Acorda. In most instances, it is unlikely that you would receive a severance package if you voluntarily terminate your employment.

Q: Will anyone lose their job because of the transaction? Will all losses be on the acquired side?

A: This will be a business decision for Acorda post-completion, but given its statements, we expect the majority of current employees to be needed by Acorda. It is Acorda’s decision regarding its current staff, but given the organizational structure, it is likely that any losses will only be from Biotie.

Q: When will the new organizational structure be published?

A: This cannot be published until after the transaction has completed, as it is a decision for Acorda.

Q: What measures are or will be taken to ensure employees are retained and to avoid any uncertainty and crisis?

A: We will be working with Acorda over the coming weeks to develop the salary and benefit package, including options, which will be communicated as soon as it can be. We will also continue to provide updates on such matters, but it will obviously be necessary to keep within the regulatory rules and respect the privacy of what in the end are personal matters.

Q: It would make sense to have a joint meeting or team building meeting in SSF or Acorda’s site as early as possible.

A: It would not be appropriate to have such a meeting before completion, and you should not have any direct contact with Acorda staff without pre-approval and in no circumstances should you send them any documents. After completion, this will be a business decision for Acorda.

Q: What will happen to my RSUs and options?

A: You will have the opportunity to participate in the tender offer with respect to your options and RSUs. All options and RSUs will be treated as vested an may be transferred as part of Acorda’s offer.

Q: What about the RSUs I am scheduled to get this year?

A: You are not scheduled to get any RSUs this year; you have already received your option grant for this year.

Q: What about the RSUs that have not yet vested?

A: All options and RSUs will be treated as vested and may be transferred as part of Acorda’s offer.

Q: If I leave before the transaction closes, will I still get my vested RSUs and options?

A: Your vested RSUs and options will be included in Acorda’s offer, but you will lose any unvested RSUs and options.

Q: What about the options I was just notified of that I have not yet received?

A: The 2016 options will be included in Acorda’s offer.

Q: What is the cash out price of my options and RSUs?

A: You will receive the offer price, less any exercise/subscription price, with respect to your “in the money” options and RSUs. The offer price will be included in the documentation that you receive. With respect to “out of the money” options under the Swiss option plan, you will receive €0.01 per option.

Q: When will I receive the payment for my options and RSUs?

A: You will get the money within a few days of completion.

Q: How will the treatment of my options and RSUs affect my tax situation?

A: Your tax situation will depend on your jurisdiction and on your personal circumstances, and the company cannot give employees personal tax advice.

Q: Will we get shares in the new company?  Does Acorda offer stock-based compensation?

A: Post-closing Biotie employees who become Acorda employees will receive “New Hire” option/RSU grants, retention bonuses (mix of cash/stock based on level) related to milestones (e.g. Phase 3 data, NDA, etc) and they will become members of the Acorda family in benefits.

Q: What if I have to sell shares now to cover taxes but would get a higher price if I waited for the transaction to close?

A: That is a personal decision for you.

Q: If the current share price is lower than what will be paid out at when the transaction closes, am I allowed to buy shares on the open market?

A: Unless you are an insider or believe that you have insider information, you are allowed to buy shares on the open market. That is a personal decision, but you should be aware that transaction closure is not certain, and that may be reflected in the market price.

Q: How will we do the 2016 option plan exercises, since the exercise payments will be quite high?

A: As part of the offer, these will be settled on a net (after exercise) basis.

Q: Will my compensation change?

A: This will be a business decision for Acorda subject to local law. The combination agreement does not allow Acorda to reduce annual base wages or salaries for U.S. employees for at least one year after completion. Post-completion compensation for non-U.S. employees will be determined in accordance with applicable local laws.

Q: What will happen to my bonus?

A: This will be a business decision for Acorda subject to local law. The combination agreement requires Acorda to offer bonus opportunities to U.S. employees that are substantially comparable in the aggregate to those provided to similarly situated employees at Acorda. Post-completion bonuses for non-U.S. employees will be determined in accordance with applicable local laws.

Q: What will happen to my benefits (health, 401(k) plan, perks, etc.)? Will my benefits change?

A: This will be a business decision for Acorda subject to local law. The combination agreement requires Acorda to offer employee benefits to U.S. employees that are substantially comparable in the aggregate to those provided to similarly situated employees at Acorda Participants in the Biotie 401(k) plan will be able to roll over their current 401(k) balances into Acorda’s 401(k) plan. Post-completion employee benefits for non-U.S. employees will be provided in accordance with applicable local laws.

Q: What will happen to my PTO/vacation time?

A: You will not lose any currently accrued PTO/vacation time. However, the level of these benefits going forward will be a business decision for Acorda subject to local law. The combination agreement requires Acorda to offer employee benefits to U.S. employees that are substantially comparable in the aggregate to those provided to similarly situated employees at Acorda. Post-completion employee benefits for non-U.S. employees, including PTO/vacation time, will be provided in accordance with applicable local laws.

Q: Will I still be able to work from home one day a week?

A: This will be a business decision for Acorda.

Q: Will I have to move?

A: Acorda has a stated intention to keep the South San Francisco fully operational, and they have no offices near our location. Therefore, South San Francisco employees are not expected to be required to move at this time. Acorda is considering the long-term future of the Turku office.

Q: How are employees measured and rewarded at the acquiring company?

A: Acorda has a bonus scheme and a benefits package that, at a high level, are broadly similar to those provided by Biotie.

Q: Does this mean that in Finland the co-determination negotiations will start?

A: The statutory co-determination rules will not be applied because there are less than 20 employees in Finland. However, we would expect there to be individual discussions on a similar basis with any employees for which it is necessary.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 90% OF THE OUTSTANDING SHARES AND VOTING RIGHTS OF THE COMPANY, FULLY DILUTED FOR THE OUTSTANDING OPTIONS, UNITS AND WARRANTS, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S REGISTRATION STATEMENT ON FORM F-1 (NO. 333-204147), AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY ACORDA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH

AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ACORDA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS ANNOUNCEMENT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES, WARRANTS AND OTHER OUTSTANDING EQUITY INSTRUMENTS IN THE COMPANY (THE “OFFER”) HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ACORDA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ACORDA AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ACORDA AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.BIOTIE.COM.